SYSTÈMES GEOSTAT INTERNATIONAL INC.

CONSENT OF GEOSTAT SYSTEMS INTERNATIONAL INC.

Blainville, April 2nd, 2007

Securities and Exchange Commission
450 Fifth St. N. W.
Washington, D.C. 20259
USA

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, Ontario, M5H 3S8

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Autorite des marches financiers du Quebec
Toronto Securities Commission
American Stock exchange

Aurizon Mines Ltd.

Subject: Filing of the Annual Information Form and Form 40-F for Fiscal Year End December 31, 2006.

I, Claude Duplessis, eng., do hereby confirm that I am the qualified person under National Instrument 43-101 responsible for preparation of the **Resource Modeling & Estimation of the Joanna(Hosco) Gold Deposit**" of **Aurizon Mines Ltd.** and I consent to the reference to my name in the above mentioned Annual Information Form of Aurizon Mines Ltd., under the heading "Joanna Gold Project" and to the filing of Annual Information Form and Form 40-F with the securities regulators named in this letter.

I also certify that I have read the written disclosure being filed and that it fairly and accurately represents the information I have supplied for the disclosure.

Claude Duplessis, eng.

INGÉNIEUR - ENGINEER Claude Duplessis 45623 QUÉBEC

PROFESSIONAL ENGINEER CLAUDE DUPLESSIS ALBERTA